[Sirius Satellite Radio Inc. Letterhead]
December 13, 2007
Confidential
For Use of SEC Staff Only
VIA EDGAR AND FAX

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Krebs, Esq.

Re:	Correspondence from SEC Staff dated
November 30, 2007 regarding
Sirius Satellite Radio Inc.
Definitive Schedule 14A
Filed April 23, 2007
File No. 0-24710
Dear Ms. Krebs:
     We are providing the following response to your comment letter dated November 30, 2007 regarding the definitive Proxy Statement filed on Schedule 14A on April 23, 2007 (the “Proxy Statement”) by Sirius Satellite Radio Inc. (the “Company”) and the Company’s response letter dated October 19, 2007 to the Staff’s prior comment letter dated August 21, 2007 on the Proxy Statement. To assist your review, we have retyped the text of the Staff’s comment in bold print below:
1.	We note your supplemental response to comment 3 of our August 21, 2007 letter. Please disclose in future filings the fact that actual bonuses are fully discretionary.
Response: In future filings, to the extent it remains relevant and material, the Company will disclose the fact that actual bonuses are fully discretionary.
* * * * *

     If you should have any questions regarding this letter, please contact me at (212) 584-5180 (facsimile: (212) 584-5353).

Very truly yours,
/s/ Patrick L. Donnelly

Patrick L. Donnelly Executive Vice President, General Counsel and Secretary

cc: Mel Karmazin